Exhibit 99.1

Swvl Appoints Ahmed Misbah as Chief Financial Officer

Dubai, United Arab Emirates – February 5, 2025 (GLOBE NEWSWIRE)– Swvl Holdings Corp. (“Swvl” or the “Company”) (NASDAQ: SWVL), a global technology-enabled mass transit solutions provider, is pleased to announce the appointment of Mr. Ahmed Misbah as its new Chief Financial Officer, effective immediately.

Since June 2021, Mr. Misbah has been an integral part of Swvl’s finance leadership, having served as Group Finance Manager, Head of Finance, and Director of Finance. During his tenure, he has played a pivotal role in overseeing accounting, reporting, cash management, budgeting, treasury, tax, and compliance across Swvl’s global operations.

Mr. Misbah has played a key role in the Company's successful milestones, including the pricing of a $4.7 million private placement and securing sustainable finance with HSBC Bank, as announced by the Company in November 2024. Mr. Misbah has also been a key player in Swvl’s Nasdaq listing via a Special Purpose Acquisition Company transaction and led Swvl’s first phase of the portfolio optimization plan, which turned Swvl and its subsidiaries profitable 18 months ahead of schedule. During the second half of 2024, Mr. Misbah played a vital role in allowing the Company to grow its top line by more than 50% while lowering corporate overheads by over 25%.

Prior to Swvl, Mr. Misbah worked as a Senior Associate at PricewaterhouseCoopers LLC in the United Arab Emirates from 2018 to 2021. He served as Vice President of Strategy & Finance at multiple startups in the Middle East from 2023 to 2024. Mr. Misbah holds a Bachelor’s degree in Accounting from the American University in Cairo.

Mostafa Kandil, Swvl's Chief Executive Officer, stated: “We are thrilled to appoint Ahmed Misbah as our Chief Financial Officer. His deep understanding of our business and his proven track record in accounting and finance makes him ideal for driving our next phase of growth while maintaining financial discipline and supporting our ambitious expansion plans.”

This appointment aligns with Swvl’s strategy to rebuild its management team and strengthen its financial capabilities, with a focus on accelerating reporting timelines, enhancing investor communications, and ensuring financial resilience across its existing and new markets.

About Swvl

Swvl is a leading provider of technology-driven mobility solutions for enterprises and governments. Its technology enhances transit system efficiency, delivering safer, more reliable, and sustainable transportation solutions.

For additional information about Swvl, please visit www.swvl.com.

Forward-Looking Statements

This press release contains “forward-looking statements'' relating to future events. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events and other statements that are not historical facts. For example, Swvl is using forward-looking statements when it discusses the expectation that Mr. Misbah will drive Swvl’s next phase of growth, while continuing to maintain financial discipline, support Swvl’s expansion plans, strengthen Swvl’s financial capabilities and accelerate reporting timelines, enhancing investor communications and ensuring financial resilience across Swvl’s existing and new markets .These statements are based on the current expectations of Swvl’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Swvl. These statements are subject to a number of risks and uncertainties regarding Swvl’s business, and actual results may differ materially. In addition, forward-looking statements provide Swvl’s expectations, plans, or forecasts of future events and views as of the date of this communication. Swvl anticipates that subsequent events and developments could cause Swvl’s assessments and projections to change. However, while Swvl may elect to update these forward-looking statements in the future, Swvl specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Swvl’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon any forward-looking statements. Except as otherwise required by law, Swvl undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023, filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website, www.sec.gov, and in subsequent SEC filings.

Contact

Investor.relations@swvl.com